Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is a transcript of an appearance at the August Bitcoin Treasuries Digital Conference by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”) on August 12, 2025. A link to the appearance is here: https://www.youtube.com/live/WmpTknwCi9M?si=N7pClUDw7UduNrRH.

Tim Kotzman

Welcome back to the Bitcoin Treasury's Digital Conference. It's 11am on the east coast, and I'm thrilled to welcome to the stage CEO of Strive, Matt Cole.

Matt Cole

Tim. What’s going on, man?

Tim Kotzman

I'm here in New York. We're having fun. We're seven hours in. How are you?

Matt Cole

I am, I am doing good. I'm not, I'm not seven hours in yet, but ah, on the, on the west coast today. So that's bright and early here. But yeah, no, it's ah, been a couple hours since we spoke for the Hurdle Rate pod just a bit ago.

Tim Kotzman

Yes. Episode dropping tomorrow, so stay tuned. What's the latest and greatest at Strive. I think the last time we spoke, in July, had Jeff even started yet? Right? A lot of, a lot of new developments. So maybe you can fill us in and give some background for those not familiar.

Matt Cole

Yeah, so, we did announce Jeff Walton as our VP of Bitcoin strategy, which is a major hire. For those that don't know, I'm guessing most do know Jeff, but he was the founder of True North. In my view is one of, if not the top people to actually understand, Bitcoin treasury companies, to communicate that and then also to kind of see around the corner putting obviously his own capital to work, but more than just putting his own capital to work, explaining the investment thesis to the market and this kind of gets into what Stephen Lubka and myself and several others like to kind of meme about on Twitter, but is the hiring of podcasters, quote, unquote, podcasters, right? Where these, these people that are putting themselves out there in the Bitcoin treasury space, they're not just podcasters most of the time. What they are is they're putting out a viewpoint, a contrarian viewpoint that is going to either age really horribly or really well. And so when you take someone like Jeff, his theses have aged really well. Most of the time no one bats a hundred percent. Not even Michael Sailor bat doesn't bat 100%. But the age, your theses as well, most of the time is what you need to compete in this market space. And so as Strive was entering the Bitcoin treasury arena, I'm a longtime Bitcoiner, have an institutional fixed income background. A lot of things that are going to be very helpful when you think about where Bitcoin treasury companies are going, and you need to implement an intelligent leverage strategy to actually justify an MNAV. And obviously another part of Strive is alpha strategies that kind of layer on top of these beta strategies. But the other thing is to be able to really understand the markets, to communicate this with the markets and, and with the audience because these strategies are super complex. They're all these novel strategies. And so Jeff was a great addition to the team. I think we likely over the next, the next few months, bring on another, you know, person or two talented individuals to round out what I think will be one of the strongest teams, if not the strongest teams in the space. I really think that we're building an all-star team here. And then the second part of that is, well, what is the, what is the structure of the business? And so all these different, you know, Bitcoin treasury companies have different approaches. Some of them are, are novel and interesting. I think that's the case with like Nakamoto where they're you know, investing in new Bitcoin treasury companies, international markets. Like they, they are the experts in doing that. They've done it historically. They're going to do it, you know, in, in this new market. Strive as an asset manager, like our background is driving alpha strategies. So you can think of it as like hedge fund strategies that are designed to outperform. We also are as a financial services company, I would say have more native experience in the different types of transactions in this space to you know, part to position ourselves to be designed, to accelerate quickly. And so what do I mean by that tangibly? What I mean by that is we did a reverse merger. We didn't do a, a SPAC transaction. And it's not that SPACs are bad or that Bitcoin treasury companies or SPACs can't outperform, but a, a reverse merger can speed up the timeline to have a shelf registration and a shelf registration. For people that may not understand that, what that means is that like when strategy does IPOs that perpetual preferred equity instruments, they are using a shelf. A shelf is how they, they do an IPO. If you don't have a shelf and you want to do a perpetual preferred equity instrument, you have to, you can only do it via a 144A. So to only like institutional asset managers. So you wouldn't be able to buy a STRF or STRK type sort of instrument until someone has a shelf. And so for us, likely we will have a shelf imminently after the close of our transaction and can consider things like that in our future much quicker than other options. And that's not by chance, that that was very intentional. That was in our initial investor deck when we announced our transaction at Strategy World is that we really tried. It was January of this year when we decided we want to be become a Bitcoin treasury company. We didn't announce until May. We could have, you know, announced a SPAC transaction probably February or March of this year. They're much quicker, but we took a little bit longer to find the reverse merger to allow us to have a shelf registration, hopefully much quicker. So that was intentional second intentionality that I think our asset management experience gave us was we turned down convertible notes. And so we raised our PIPE in May of this year. And so if you rewind to May of this year in May it was still the case that convertible notes were super popular at the time. Everybody was looking to do them and we looked at doing them, but we just didn't like the terms. And so, we went no debt. And obviously like the, the whole goal here is actually to put on intelligent leverage strategies. So like I want debt, I like debt. Like, but, but we didn't, we took, turned down, you know, bad debt in the convertible markets. And then the market has kind of shifted away from convertible notes as kind of the preferred way to find intelligent leverage to now the preferred way is if you can, to do these perpetual preferred equity offerings. Well, you know, Strive, I think is the only Bitcoin treasury company that I'm aware of that has zero debt right now. And you know, post close of the transaction we should have a shelf. So I think we're really strongly positioned to deliver long run outperformance. And I think, you know, just another thing that's important here is like Strategy is innovating and they're making these perpetual preferred equity instruments, you know, kind of one after the, after the other. But if you listen to their earnings call like they're trying to get more leverage. Like this company right now, Strategy with the amount of leverage they have, I mean I would almost call them risk free. I can't even think of a way that with the amount of leverage that they have that they have a, an issue. But, but they would obviously like to get more, more leverage. And they laid out a framework of how they, if they hit certain leverage benchmarks, how to think about a, you know, valuation metric for them and kind of an MNAV multiple framework for them. They laid that out on their earnings call. Well, one of the advantages of a, of a smaller company that has all the tools in place is that it might be easier for a smaller company to get to that desired leverage ratio if they play their cards right. And so which then obviously is how you get the flywheel and justify the higher MNAV. And so I think we are in a really interesting and strong and unique position from the way our capital, our merger was done. The, the position we're in, the fact that we raised one of the largest pipes out there, $750 million PIPE. And then I think we also have a super strong team, with, you know, more to come on, on that front. So as I'm just super excited about the future for us. And then for those that aren't aware, you know, we're anticipating the merger to close by, by the autumn, so autumn or earlier. So it's pretty going to come pretty quickly.

Tim Kotzman

Well, it's August, so autumn's after August, so yet to be announced. What has been your experience since announcing in May with media and maybe social media specifically. And was there anything that surprised you or stood out? I've seen you've done like Twitter X Spaces, obviously podcast interviews and imagine you know, interacting with, with people with questions and commentary on, on, on social media. How is, how is that just the reality of it been?

Matt Cole

I, I love it. I love it. And so if you, even if you rewind to kind of the day one of Strive, so Strive is an asset manager. And initially we were pushing back against a lot of the ESG and DEI stuff and for capitalism, for meritocracy. And, and so that message at the time in 2022, 2023 was very controversial and our viewpoint was twofold. One, it's not about what you stand against, it's what you stand for. And so we were standing for capitalism, for meritocracy. And that was the reason we were pushing back against those things. But second, to meet people where they are. And so, we would go into places where our viewpoint was not popular. Harvard, Berkeley institutional conferences in debate just debate these ideas. And what I found in a lot of those conversations is that when you actually show up and we just had the debate, it was actually much less contentious than you might imagine. And that at the end of the day these are people, and most people aren't just like crazy activists, but they actually are willing to have a normal dialogue and engagement. So that was our experience that there. So we're kind of meeting people where they are, you know, pushing that into, as we enter the Bitcoin treasury, space of meeting people where they are going to events, speaking, interacting with people, being on X, doing Twitter spaces, like, and, and sometimes how, how some of these, you know, spaces or whatever might happen is like something might be misinterpreted or something. And, you know, there's some negative comment. And my first reaction is like, if it, if it, you know, seems like it's legitimate and like the person is like, generally speaking, seems to be like a, well, you know, intentioned individual. It's like, let's just do a spaces or let's do a podcast. Like, let's just talk about this and talk about this in front of everyone because we have nothing to hide. And I think our story is interesting, and I find that to be really well received by the markets, by individuals, and it allows us as a company to go direct to our investor base. And I like that much more than doing traditional media. So, you know, we've done a lot of traditional media historically throughout Strive, Fox Business, Bloomberg, and what I've always found with that media is a couple of things. One, you know, you have five minutes max. Doesn't matter, you know, who you are, whether you're Michael Saylor or us, or you get five minutes, so you don't get a lot of time, so you can't really get into the nuances. Second, you know, you're, you're kind of controlled in what you can say because they're, they're asking, you know, questions from like, a more less educated perspective. And then I've just never seen it actually be a mover of business success or market success for either our company, but really any company. I just, I just, I'm kind of underweight traditional media. And so I love, you know, going on, you know, like, doing stuff with you here and going to events, interacting with real people. Twitter, which is where I think, you know, most of the Bitcoin treasury people interact. I think that's much more effective to drive success, to actually create, you know, relationships and understanding with the actual people that are investing with you. And I don't think there's a lot of people in the Bitcoin treasury investor universe that are watching traditional media throughout the day is, is my, my understanding of the world.

Tim Kotzman

Yeah, I mean, even Saylor gets what, maybe 12 minutes max. I'm, I was shocked, right? I'm, I'm still shocked. When I see a, a, a 12 minute segment anywhere on traditional media. Any closing thoughts? Where can people find you and Strive online?

Matt Cole

Yeah, closing thought. This is just kind of an interesting thing. Vanguard, it got announced yesterday, is the second largest shareholder of the company we're merging into: ASST. And, I just, I just think it's a fascinating kind of closing thought in the sense that customers of Vanguard cannot buy Bitcoin. They cannot buy Bitcoin ETFs. And Vanguard manages $10 trillion of assets. They're one of the largest asset managers in the world. And if you compare that to like even the Tokyo Stock Exchange, which obviously has a big arbitrage opportunity for Bitcoin treasury companies, they're about 6 trillion. So Vanguard, just the fact that they're gating Bitcoin, it's a bigger gate than a lot of these international markets. And so these new Bitcoin treasury companies, in a sense they act as a Trojan horse for Vanguard to get actually Bitcoin exposure into the client, into the portfolios of their clients. And so I was, surprised to see that happen so quickly. But I think you can see where this is going and one of the many reasons why I think that Bitcoin treasury companies are going to continue to see you know, inflows and then once you're in the index, so like you're, you're a 5% waiting. Let's just say you issue new shares when, when the index is rebalanced. They're going to have to buy more shares of all these Bitcoin treasury companies, including ours, to keep that weighting the same within their index. And so it, it's going to perpetually put in some buy pressure for, for these companies. And I think we're one of the few newer ones that Vanguard has already kind of bought in a meaningful way. So that was a positive announcement. Where to find me, easiest ways at on Twitter @Colemacro and then company is @StriveFunds.

Tim Kotzman

Awesome. Matt, thanks for joining us. Thanks for your time today. Thanks Tim. We'll talk to you soon. All right, stay right there. We'll be back in 60 seconds with Joe Burnett.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.